

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 20, 2010

Mr. Steven J. Janusek
Chief Financial Officer
Reddy Ice Holdings, Inc.
8750 North Central Expressway, Suite 1800
Dallas, TX 75231

   Re: Reddy Ice Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 11, 2009
     File No. 1-32596

Dear Mr. Janusek:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director